Exhibit 99.41

Management’s Discussion and

Analysis of Financial Condition
and Results of Operations

For the three-month and nine-month periods ended September 30, 2019 and 2018

November 13, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis dated November 13, 2019 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our condensed consolidated interim financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

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•	expected performance and cash flows;
•	changes in laws and regulations affecting the Company;
•	expenses incurred by the Company as a public company;
•	future growth of the diagnostic imaging market;
•	changes in reimbursement rates by insurance payors;
•	the outcome of litigation and payment obligations in respect of prior settlements;
•	the availability of radiologists at our contracted radiology practices;
•	competition;
•	acquisitions and divestitures of businesses;
•	potential synergies from acquisitions;
•	non-wholly owned and other business arrangements;
•	access to capital and the terms relating thereto;
•	technological changes in our industry;
•	successful execution of internal plans;
•	compliance with our debt covenants;
•	anticipated costs of capital investments; and
•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;
•	general market conditions in the radiology and diagnostic imaging services industry;
•	our ability to service existing debt;
•	our ability to acquire new radiology and medical imaging centers and, upon acquisition, to successfully market and sell new services that we acquire;
•	our ability to achieve the financing necessary to complete the acquisitions of new radiology and medical imaging centers;
•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;
•	market conditions in the capital markets and the radiology and medical imaging services industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;
•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;
•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;
•	changes in laws and regulations;
•	the loss of key management or personnel;
•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and
•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;
•	no unforeseen changes in the prices for our services in markets where prices are regulated;

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•	no unforeseen changes in the regulatory environment for our services;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States, with 129 centers located across Florida, Pennsylvania, Delaware, Texas, Illinois, Kansas and Georgia as of September 30, 2019. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our services include MRI, CT, positron emission tomography (PET), radiology, ultrasound, diagnostic radiology (X-ray), mammography, arthrography and other related procedures.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies provide close, long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve this growth depends on a number of factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic growth and acquisition. The opening and success of new facilities is subject to numerous factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, and other factors, some of which are beyond Akumin’s control.

The following table shows the number of Akumin diagnostic imaging facilities:

	As at	As at	As at	As at	As at
	Sep 30, 2019	Dec 31, 2018	Dec 31, 2017	Sep 30, 2016	Sep 30, 2015
Number of Diagnostic Imaging Facilities	129	96	74	39	14

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Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under IFRS. See “Non-IFRS Measures”.

IFRS Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•	Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payers and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies. Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third-party payers. Third party payers include federal and state agencies (such as Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are based on predetermined rates per discounted fee-for-service rates. A provision for credit losses is also recorded, based partly on historical collection experience. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.
•	Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

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Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. For a discussion on how we utilize non-IFRS measures, see “Non-IFRS Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable IFRS financial performance measure.

	Three-month period	Three-month period	Nine-month period	Nine-month period
	ended	ended	ended	ended
(in thousands)	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Net income attributable to shareholders of Akumin	1,988	195	3,196	2,791
Income tax provision (recovery)	(398)	24	148	327
Depreciation and amortization	8,142	2,577	20,907	6,849
Interest expense	9,591	1,482	18,361	4,201
EBITDA	19,323	4,278	42,612	14,168
Adjustments:
Stock-based compensation	853	1,424	2,805	4,465
Impairment of property and equipment	—	—	—	638
Settlement costs (recoveries)	(208)	(99)	(1,439)	29
Acquisition-related costs	444	256	2,994	920
Public offering costs	—	—	—	814
Financial instruments revaluation and other (gains) losses	1,693	2,426	3,745	2,319
Sub-total	22,105	8,285	50,717	23,353
IFRS 16 impact on leases	(4,066)	—	(11,136)	—
Adjusted EBITDA	18,039	8,285	39,581	23,353
Revenue	68,874	39,131	170,410	109,331
Adjusted EBITDA Margin	26%	21%	23%	21%
Adjusted EBITDA	18,039	8,285	39,581	23,353
Less:
Depreciation and amortization	8,142	2,577	20,907	6,849
Interest expense	9,591	1,482	18,361	4,201
Add:
IFRS 16 impact on depreciation and interest expense	5,370	—	14,753	—
Sub-total	5,676	4,226	15,066	12,303
Effective tax rate (1)	24.3%	24.7%	24.3%	24.7%
Tax effect	1,376	1,043	3,654	3,038
Adjusted net income attributable to shareholders of Akumin	4,300	3,183	11,412	9,265

(1) Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

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Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period. In addition, facilities operating in different regions in the United States may have dissimilar results due to prevailing reimbursement rates for diagnostic imaging services or other factors.

Newly Adopted Accounting Standards

Our condensed consolidated interim financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2018 consolidated financial statements, except as described below relating to the adoption of IFRS 16 and International Financial Reporting Interpretations Committee (IFRIC) 23.

The Company initially adopted IFRS 16, Leases, as at January 1, 2019, with modified retrospective application, which does not require restatement of prior period results. Other new standard that is also effective from January 1, 2019 onward is IFRIC 23, Uncertainty over Income Tax Treatments, but it does not have a material effect on the Company’s financial statements. Please refer to note 3 of our condensed consolidated interim financial statements for further information on the adoption of these new accounting standards. Certain comparative information has been reclassified to conform to the presentation adopted in the current fiscal year.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

Acquisition-Related Activity

During the fiscal quarter ended September 30, 2019, the Company continued its strategy of integrating the operations of prior acquisitions and exploring potential acquisition targets. For information relating to further developments, see the Company’s annual information form dated March 28, 2019 for the year ended December 31, 2018, and other public disclosure available under the Company’s profile on SEDAR at www.sedar.com.

Davie Acquisition

On April 1, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Davie, Florida for cash consideration of approximately $450 (“Davie Acquisition”). In accordance with the transaction agreement, $50 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller on October 1, 2019. This acquisition was an opportunity for the Company to increase its economies of scale across Florida.

ADG Acquisitions

On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centers (Florida - 21 and Georgia - 6) operated under Advanced Diagnostics Group (ADG), The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centers were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the “ADG Acquisitions”).

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The total purchase price for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $217.6 million, of which $25 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $4.00 per share in accordance with the purchase agreements. The balance of this purchase price was mostly financed through the May 2019 Loans. For accounting purposes, the equity consideration was valued based on the share price at the close of May 31, 2019 ($23.4 million at $3.75 per share). Hence, the adjusted total purchase price for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216.0 million. A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs (“ADG Acquisition earn-out”, estimated at $20.5 million as of September 30, 2019). These acquisitions were an opportunity for the Company to increase its economies of scale across Florida and enter the Georgia market.

Deltona Acquisition

On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Deltona, Florida for a cash consideration of $648 (“Deltona Acquisition”). This acquisition was an opportunity for the Company to increase its economies of scale across Florida.

El Paso Acquisition

On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centers in El Paso, Texas for a cash consideration of $11,000 (“El Paso Acquisition”). This acquisition was an opportunity for the Company to increase its economies of scale in Texas.

Exercise of Certain Outstanding Warrants and RSUs

a)	During March 2017 the Company had issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expired on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry.
b)	The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019.
c)	During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares. The remaining 256,002 of these warrants were not exercised into common shares and expired on August 8, 2019.

Subsequent Events

a)	The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and the remaining unvested RSUs will vest between January 1 and March 12, 2020. Twenty-five thousand RSUs from these unvested RSUs were settled for common shares on October 1, 2019 in accordance with the terms of the RSU Plan.
b)	On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centers near West Palm Beach, Florida for cash consideration of approximately $18 million. This acquisition was mostly financed through the delayed draw portion of the Company’s senior term loan of $16 million and approximately $1 million under the Company’s revolving credit facility, both under the May 2019 Credit Agreement.

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Results of Operations

(i)	Three-month period ended September 30, 2019 compared to three-month period ended September 30, 2018

The following tables summarize our results of operations for the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018.

(in thousands)	Three-month period ended Sep 30, 2019	Three-month period ended Sep 30, 2018
Service fees - net of allowances and discounts	68,223	38,317
Other revenue	651	814
Revenue	68,874	39,131

Employee compensation	23,794	14,734
Reading fees	9,476	5,143
Rent and utilities	2,736	4,292
Third party services and professional fees	5,122	3,004
Administrative	3,253	1,779
Medical supplies and other expenses	1,797	1,383
Depreciation and amortization	8,142	2,577
Stock-based compensation	853	1,424
Interest expense	9,591	1,482
Settlement costs (recoveries)	(208)	(99)
Acquisition related costs	444	256
Financial instruments revaluation and other (gains) losses	1,693	2,426
Income before income taxes	2,181	730
Income tax provision (recovery)	(398)	24
Non-controlling interests	591	511
Net income attributable to shareholders of Akumin	1,988	195

Adjusted EBITDA (in thousands)	Three-month period ended Sep 30, 2019	Three-month period ended Sep 30, 2018
Revenue	68,874	39,131
Less:
Employee compensation	23,794	14,734
Reading fees	9,476	5,143
Rent and utilities	2,736	4,292
Third party services and professional fees	5,122	3,004
Administrative	3,253	1,779
Medical supplies and other expenses	1,797	1,383
IFRS 16 impact on leases	4,066	—
Sub-total	50,244	30,335
Non-controlling interests	591	511
Adjusted EBITDA	18,039	8,285
Adjusted EBITDA Margin	26%	21%

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Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on relative-value-units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the three-month period ended September 30, 2019 were 1,435 (in thousands) compared to 850 in the three-month period ended September 30, 2018. In fiscal 2018, the Company completed the Tampa Acquisition effective May 11, 2018, the Rose Acquisition effective August 15, 2018, the Kissimmee Acquisition effective November 1, 2018 and the Broward Acquisition effective November 9, 2018 (collectively, the “2018 Acquisitions”). In fiscal 2019, the Company completed the Davie Acquisition effective April 1, 2019, the ADG Acquisitions effective May 31, 2019, the Deltona Acquisition effective May 31, 2019, and the El Paso Acquisition effective August 16, 2019 (collectively, the “2019 Acquisitions”). Excluding the 2018 Acquisitions (except for Tampa Acquisition and pro-rating for the Rose Acquisition) and 2019 Acquisitions, on a same-center basis, RVUs were 929 in the thee-month period ended September 30, 2019 compared to 846 in the three-month period ended September 30, 2018, which represents an increase of approximately 10%. This volume growth is broadly based across all markets.

Revenue was $68,874 and $39,131 for the three-month periods ended September 30, 2019 and 2018, respectively. The variance is mainly due to the 2018 Acquisitions and 2019 Acquisitions. In the three-month period ended September 30, 2019, approximately 31% of service fee revenue was earned from auto/attorney payors, compared to approximately 11% in the three-month period ended September 30, 2018.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 38% to 35% in the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018. This decrease is mainly attributable to the ADG Acquisitions, which have a larger proportion of higher-margin auto/attorney payors.

Reading fees. For the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018, reading fees, as a percentage of revenue, increased from 13% to 14%. This increase is a result of the 2018 and 2019 Acquisitions.

Rent and utilities. For the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018, rent and utilities decreased from 11% to 4% of revenue. This decrease is mainly attributable to the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, rent and utilities would have been 9% of revenue in the three-month period ended September 30, 2019.

Third party services and professional fees. For the three-month period ended September 30, 2019, third party services and professional fees as a percentage of revenue were 7%, compared to 8% in the three-month period ended September 30, 2018. The decrease as a percentage of revenue is partly due to the 2018 Acquisitions and 2019 Acquisitions and the fixed nature of certain costs included in third party services and professional fees.

Administrative expenses and medical supplies and other expenses. For the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018, administrative expenses and medical supplies and other expenses decreased from 8% to 7% of revenue, partly due to the fixed nature of certain costs and the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, the administrative expenses and medical supplies and other expenses would have been 8% of revenue in the three-month period ended September 30, 2019.

Adjusted EBITDA. Adjusted EBITDA for three-month ended September 30, 2019 was $18,039 compared to $8,285 for the three-month period ended September 30, 2018. The variance is mainly attributable to the NCI Acquisitions, the 2018 Acquisitions, the 2019 Acquisitions and increased contribution from the legacy Florida operations. Adjusted EBITDA Margin for the thee-month period ended September 30, 2019 was 26% compared to 21% for the three-month period ended September 30, 2018.

Net income attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $1,988 (3% of revenue) for the three-month period ended September 30, 2019 and net income for the three-month period ended September 30, 2018 was $195 (0% of revenue). This increase in net income is mainly due to timing of the above noted 2018 Acquisitions and 2019 Acquisitions. During the three-month period ended September 30, 2019, a deferred tax liability of $422 was assumed as part of the net assets acquired in the ADG Acquisitions. The Company utilized unrecognized tax benefits against this deferred tax liability, which resulted in an income tax recovery of the same amount.

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(ii)	Nine-month period ended September 30, 2019 compared to nine-month period ended September 30, 2018

The following tables summarize our results of operations for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018.

(in thousands)	Nine-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2018
Service fees - net of allowances and discounts	168,588	107,244
Other revenue	1,822	2,087
Revenue	170,410	109,331

Employee compensation	60,458	38,387
Reading fees	24,242	14,796
Rent and utilities	6,935	11,461
Third party services and professional fees	12,637	8,706
Administrative	8,898	6,361
Medical supplies and other expenses	4,939	4,105
Depreciation and amortization	20,907	6,849
Stock-based compensation	2,805	4,465
Interest expense	18,361	4,201
Impairment of property and equipment	—	638
Settlement costs (recoveries)	(1,439)	29
Acquisition related costs	2,994	920
Public offering costs	—	814
Financial instruments revaluation and other (gains) losses	3,745	2,319
Income before income taxes	4,928	5,280
Income tax provision	148	327
Non-controlling interests	1,584	2,162
Net income attributable to shareholders of Akumin	3,196	2,791

Adjusted EBITDA (in thousands)	Nine-month period ended Sep 30, 2019	Nine-month period ended Sep 30, 2018
Revenue	170,410	109,331
Less:
Employee compensation	60,458	38,387
Reading fees	24,242	14,796
Rent and utilities	6,935	11,461
Third party services and professional fees	12,637	8,706
Administrative	8,898	6,361
Medical supplies and other expenses	4,939	4,105
IFRS 16 impact on leases	11,136	—
Sub-total	129,245	83,816
Non-controlling interests	1,584	2,162
Adjusted EBITDA	39,581	23,353
Adjusted EBITDA Margin	23%	21%

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Volume and revenue. RVUs related to service fee revenues in the nine-month period ended September 30, 2019 were 3,664 (in thousands) compared to 2,271 in the nine-month period ended September 30, 2018. Excluding the 2018 Acquisitions (except for pro-rating for the Tampa Acquisition and Rose Acquisition) and 2019 Acquisitions, on a same-center basis, RVUs were 2,419 in the nine-month period ended September 30, 2019 compared to 2,260 in the nine-month period ended September 30, 2018, which represents an increase of approximately 7%. This volume growth is broadly based across all markets.

Revenue was $170,410 and $109,331 for the nine-month periods ended September 30, 2019 and 2018, respectively. The variance is mainly due to the 2018 Acquisitions and 2019 Acquisitions. In the nine-month period ended September 30, 2019, approximately 23% of service fee revenue was earned from auto/attorney payors, compared to approximately 10% in the nine-month period ended September 30, 2018.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, remained consistent in the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018 at 35%.

Reading fees. Reading fees, as a percentage of revenue, remained consistent in the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018 at 14%.

Rent and utilities. For the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018, rent and utilities decreased from 10% to 4% of revenue. This decrease is mainly attributable to the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, rent and utilities would have been 10% of revenue in the nine-month period ended September 30, 2019.

Third party services and professional fees. For the nine-month period ended September 30, 2019, third party services and professional fees as a percentage of revenue were 7%, compared to 8% in the nine-month period ended September 30, 2018. The decrease as a percentage of revenue is partly due to the 2018 Acquisitions and 2019 Acquisitions and the fixed nature of certain costs included in third party services and professional fees.

Administrative expenses and medical supplies and other expenses. For the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018, administrative expenses and medical supplies and other expenses decreased from 10% to 8% of revenue, partly due to the fixed nature of certain costs and the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, the administrative expenses and medical supplies and other expenses would have been 9% of revenue in the nine-month period ended September 30, 2019.

Adjusted EBITDA. Adjusted EBITDA for nine-month ended September 30, 2019 was $39,581 compared to $23,353 for the nine-month period ended September 30, 2018. The variance is mainly attributable to the NCI Acquisitions, the 2018 Acquisitions and 2019 Acquisitions and increased contribution from the legacy Florida operations. Adjusted EBITDA Margin for the nine-month periods ended September 30, 2019 and 2018 increased from 21% to 23%.

Net income attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $3,196 (2% of revenue) for the nine-month period ended September 30, 2019 and net income for the nine-month period ended September 30, 2018 was $2,791 (3% of revenue). This increase in net income is mainly due to the above noted 2018 Acquisitions and 2019 Acquisitions and an income tax recovery (noted below) partly offset by higher acquisition costs, interest, depreciation and financial instrument revaluation losses upon extinguishment of the Syndicated Loans. During the nine-month period ended September 30, 2019, a deferred tax liability of $422 was assumed as part of the net assets acquired in the ADG Acquisitions. The Company utilized unrecognized tax benefits against this deferred tax liability, which resulted in an income tax recovery of the same amount.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     11

Selected Consolidated Statements of Balance Sheet Information

Consolidated Statements of Financial Position (in thousands)	As at Sep 30, 2019	As at Dec 31, 2018
Cash	17,476	19,326
Total assets	636,561	240,778
Less: Right of use assets	122,622	—
Total assets, excluding right of use assets	513,939	240,778
Total debt (1)	454,240	117,507
Less: Other lease liabilities	126,226	—
Total debt, excluding other lease liabilities	328,014	117,507
Non-controlling interests	2,766	2,467
Shareholders’ equity	134,688	103,938

(1)	Total debt consists of borrowing under the credit facility, subordinated debt-earn-out, Wesley Chapel Loan and lease liabilities (including finance leases and other leases), including both the current and non-current portions.

Cash was $17,476 as at September 30, 2019, a decrease of $1,850, as compared to $19,326 as at December 31, 2018. The decrease in cash during the nine-month period ended September 30, 2019 was due to $10,773 provided by operating activities and $197,811 provided by financing activities, offset by $210,434 used in investing activities. The classification of cash flows was impacted by adoption of IFRS 16 effective January 1, 2019.

Accounts receivable were $77,163 as at September 30, 2019, an increase of $47,352, as compared to $29,811 as at December 31, 2018. This increase is mainly due to $25,728 of accounts receivable recognized in the purchase price allocations for Rose Acquisition, Kissimmee Acquisition, Broward Acquisition, ADG Acquisitions and El Paso Acquisition.

As at September 30, 2019, the Company’s days of sales outstanding (“DSO”) were approximately 98 days (approximately 92 days at June 30, 2019). Excluding attorney/auto payors, DSO were approximately 77 days (approximately 69 days at June 30, 2019). The increase in DSO is a result of increased revenue in the period from strong organic growth, higher proportion of revenue mix from attorney/auto payors with a longer collection cycle, transition of ADG Acquisitions’ revenue cycle process to Akumin’s platform during the quarter and the continued efforts of integrating previously announced acquisitions onto Akumin’s revenue cycle platform.

Property and equipment was $195,952 as at September 30, 2019, an increase of $140,385, as compared to $55,567 as at December 31, 2018. This increase is mainly attributable to property and equipment recognized in the purchase price allocations for Davie Acquisition ($598), ADG Acquisitions ($28,135) Deltona Acquisition ($449) and El Paso Acquisition ($7,535), right of use assets recognized upon adoption of IFRS 16 ($110,902), additions to right of use assets ($1,306), and capital expenditures ($11,958) partly offset by depreciation ($19,450) and net disposals ($1,048).

Intangible assets were $11,942 as at September 30, 2019, an increase of $8,273, as compared to $3,669 as at December 31, 2018. This increase is due to intangible assets recognized in the purchase price allocations for ADG Acquisitions ($9,010) and El Paso Acquisition ($720), partly offset by amortization recorded in the period.

Goodwill was $330,828 as at September 30, 2019, an increase of $200,288 of as compared to $130,540 as at December 31, 2018. This increase is attributable to goodwill recognized from the 2019 Acquisitions, partly offset by decreases in goodwill mainly due to revisions to accounts receivable recognized in the purchase price allocations for the Rose Acquisition, the Kissimmee Acquisition and the Broward Acquisition totaling $5,105.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     12

Total debt (excluding other lease liabilities) was $328,014 as at September 30, 2019, an increase of $210,507 as compared to $117,507 as at December 31, 2018. This increase is attributable to May 2019 Loans proceeds ($333,600), non-cash interest accretion ($1,185), loss on revaluation upon settlement of Syndicated Loans and subordinated note ($1,850), loss on revaluation of derivative financial instruments liability ($1,224), and loss on revaluation of Subordinated

Note – Earn-out ($11), partly offset by loan repayments ($112,963), repayment of subordinated note ($1,500), debt issuance costs ($14,782), and increase in finance lease liabilities ($1,882).

The Company’s shareholders’ equity was $134,688 as at September 30, 2019, an increase of $30,750 as compared to $103,938 as at December 31, 2018. This increase is due to issuance of $23,438 in common shares related to the ADG Acquisitions, $1,311 in warrants exercised, stock-based compensation of $2,805 and net income of $3,196 earned by the Company during the nine-month period ended September 30, 2019.

Non-controlling interests were $2,766 as at September 30, 2019, an increase of $299, as compared to $2,467 as at December 31, 2018. The non-controlling interests are associated with the Texas Acquisition. In the nine-month period ended September 30, 2019, net income attributable to the non-controlling interests was $1,584, partly offset by distributions of $1,285.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     13

Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(in thousands, except EPS) (1)	2019	2019	2019	2018	2018	2018	2018	2017
RVUs	1,435	1,163	1,066	1,020	850	756	666	n/a
Revenue (2)	68,874	53,985	47,551	45,452	39,131	36,774	33,425	35,239
Adjusted EBITDA	18,039	12,290	9,251	9,200	8,285	8,260	6,807	8,272
Adjusted EBITDA Margin	26%	23%	19%	20%	21%	22%	20%	23%
Depreciation and amortization	8,142	6,635	6,130	3,003	2,577	2,164	2,108	2,063
IFRS 16 impact on depreciation	3,442	3,110	2,996	—	—	—	—	—
Depreciation and amortization excluding IFRS 16 impact	4,700	3,525	3,134	3,003	2,577	2,164	2,108	2,063
Interest expense	9,591	5,300	3,469	1,778	1,482	1,379	1,340	1,398
IFRS 16 impact on interest expense	1,928	1,683	1,594	—	—	—	—	—
Interest expense excluding IFRS 16 impact	7,663	3,617	1,875	1,778	1,482	1,379	1,340	1,398
Net income (loss) attributable to shareholders of Akumin	1,988	(961)	2,169	2,210	195	1,436	1,160	2,579
EPS - Basic	0.03	(0.01)	0.03	0.04	0.00	0.02	0.02	0.06
EPS - Diluted	0.03	(0.01)	0.03	0.04	0.00	0.02	0.02	0.06
Effective tax rate (3)	24.3%	24.3%	24.3%	24.7%	24.7%	24.7%	24.7%	36.5%
Adjusted net income (loss) attributable to shareholders of Akumin	4,300	3,900	3,214	3,328	3,183	3,552	2,530	3,055
Adjusted EPS - Basic (4)	0.06	0.06	0.05	0.05	0.05	0.06	0.05	0.07
Adjusted EPS - Diluted (4)	0.06	0.06	0.05	0.05	0.05	0.06	0.05	0.07

Cash	17,476	22,018	18,897	19,326	20,370	19,814	9,877	12,145
Total assets	636,561	616,082	353,111	240,778	220,782	189,330	171,276	170,748
Right of use assets	122,622	122,275	107,906	—	—	—	—	—
Total assets, excluding right of use assets	513,939	493,807	245,205	240,778	220,782	189,330	171,276	170,748
Total debt	454,240	438,258	226,395	117,507	103,620	76,015	75,930	75,765
Other lease liabilities (5)	126,226	124,586	109,060	—	—	—	—	—
Total debt, excluding other lease liabilities	328,014	313,672	117,335	117,507	103,620	76,015	75,930	75,765
Non-controlling interests	2,766	2,632	2,543	2,467	2,549	2,474	5,872	6,341
Shareholders’ equity	134,688	131,847	107,540	103,938	100,491	98,595	76,867	74,065
Capital (6)	445,226	423,500	205,978	202,119	183,741	154,796	142,920	137,685

(1)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(2)	Due to the adoption of IFRS 15 effective January 1, 2018, comparative revenue figures have been restated and are now reported net of provision for credit losses. Please refer to note 2 of the December 31, 2018 consolidated financial statements.
(3)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(4)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted). (5) Other lease liabilities include leases other than finance leases.
(6)	Capital is defined as shareholders’ equity plus total debt excluding other lease liabilities less cash.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     14

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

The table below shows selected non-IFRS financial information on a last twelve-month (“LTM”) and last quarter annualized (“LQA”) basis for the following periods. All of the following periods include contribution from any acquisition made during the period only starting from the date of such acquisition. For example, during the LTM period ended September 30, 2019, the Company made the following acquisitions: Kissimmee Acquisition (November 1, 2018), Broward Acquisition (November 9, 2018), Davie Acquisition (April 1, 2019), ADG Acquisitions (May 31, 2019), Deltona Acquisition (May 31, 2019) and El Paso Acquisition (August 16, 2019). As a result, the LTM period ended September 30, 2019 does not contain a full twelve months contribution from these acquisitions. The LQA period ended September 30, 2019 does not contain a full contribution from the El Paso Acquisition. The Company monitors the following information to measure its overall financial performance.

	LQA	LTM	Year ended
(in thousands, except EPS)	Q3 2019	Q3 2019	Dec 31, 2018
RVUs	5,740	4,684	3,291
Revenue	275,496	215,863	154,782
Adjusted EBITDA	72,156	48,781	31,775

Adjusted EBITDA Margin	26%	23%	21%
Adjusted EPS - Diluted (1)	0.24	0.22	0.20

Adjusted Return on Capital (“ROC”) (2)	9%	8%	10%
Adjusted Return on Equity (“ROE”) (3)	13%	13%	13%

(1)	Adjusted EPS – Diluted (LTM) is calculated as the sum of the last four quarters’ Adjusted EPS - Diluted.
(2)	Adjusted ROC is defined as LTM or LQA Adjusted EBITDA less depreciation and amortization, excluding the impact of IFRS 16 on depreciation, taxed at Akumin’s estimated effective tax rate, divided by average capital.
(3)	Adjusted ROE is defined as LTM or LQA Adjusted net income (loss) attributable to shareholders of Akumin divided by average shareholders’ equity.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     15

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding such debt and equity issuances are noted in the Company’s consolidated financial statements for the three and nine-month periods ended September 30, 2019.

As at September 30, 2019, the Company had cash of $17,476.

As at September 30, 2019, the Company had $328,014 of senior loans payable, derivative financial instruments liability, Subordinated Note – Earn-out (as defined below) and finance lease liabilities. As of September 30, 2019, $5,005 of these liabilities are due within one year.

Substantially all of the Company’s assets are pledged as security for senior loans. The Company is subject to certain financial performance debt covenants and it is currently in compliance with them.

As at September 30, 2019, we had other lease liabilities of $126,226, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of September 30, 2019, $8,804 of these liabilities are due within one year. As at September 30, 2019, the Company had finance lease liabilities of $6,059. As of September 30, 2019, $1,304 of these liabilities are due within one year.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. We have in the past financed our growth through acquisitions via privately issued capital in the equity and/or debt markets and publicly issued equity and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness, will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See “Summary of Factors Affecting our Performance” and “Risk Factors” of this MD&A for additional information.

Lending Arrangements and Debt

May 2019 Loans

On May 31, 2019 the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (“Term Loan A”, “Term Loan B” and collectively, “Term Loans”) of $66,000 and $266,000, respectively (face value) and a revolving credit facility of $50,000, of which $3,300 was utilized as at May 31, 2019 (the “May 2019 Revolving Facility”, and together with the Term Loans, the “May 2019 Loans”). $16,000 of the Term Loan A was subject to a delayed draw, which was drawn (in addition to approximately $1,300 under the May 2019 Revolving Facility) by the Company in October 2019 to partly finance an acquisition near West Palm Beach, Florida. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000 subject to certain conditions. The proceeds of the Term Loans were used to refinance the Syndicated Loans for $112,482, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596, partly finance the ADG Acquisition and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the May 2019 Loans to be their face value of $319,300, net of debt issuance costs of approximately $14.8 million. In August 2019, the Company used $11 million from the May 2019 Revolving Facility to finance the El Paso Acquisition and as at September 30, 2019, this credit facility had a balance of $17,600.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     16

Syndicated Loan

The Company entered into a credit agreement dated August 15, 2018 (the “Syndicated Credit Agreement”) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (“Syndicated Term Loan”) of $100,000 (face value) and a revolving credit facility of $30,000, of which, $11,900 was utilized as of May 30, 2019 (the “Syndicated Revolving Facility”, and together with the “Syndicated Term Loan”, the “Syndicated Loans”). The Syndicated Loans could be increased by an additional $40,000 subject to certain conditions. The Company used $11,900 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition. The proceeds of the Syndicated Term Loan were used to completely settle the August 2017 Term Loan for $74,635, finance the Rose Acquisition, and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000, net of debt issuance costs of approximately $2.2 million.

In accordance with the terms of the Syndicated Loans, the Company used part of the proceeds of the Term Loans to refinance the Syndicated Loans on May 31, 2019 for $112,482 (face value of $111,900 and accrued interest and related fees of $582). The Company also recorded a fair value loss of $1,843 on the extinguishment of the Syndicated Loans, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

Wesley Chapel Loan

As part of the Rose Acquisition, the Company, through a subsidiary, assumed a senior secured loan (the “Wesley Chapel Loan”) of $2,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of September 30, 2019, the face value of the Wesley Chapel Loan was $1,608 (amortized cost of $1,536).

Subordinated Note Payable

As part of the Tampa Acquisition, a wholly-owned indirect subsidiary of the Company assumed a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the “Subordinated Note”) with a face value of $1,500 and a term of four years. The Subordinated Note was recognized at fair value of $1,491 on May 11, 2018 using an effective interest rate. According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount on each anniversary of the Subordinated Note agreement.

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under Subordinated Note on May 31, 2019 together with accrued and unpaid interest, for $1,596 (face value of $1,500 and accrued interest of $96). The Company also recorded a fair value loss of $7 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

The principal balance of the Subordinated Note is subject to increase by an earn-out (the “Subordinated Note - Earn-out”) of up to an additional $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021, subject to the satisfaction of certain revenue-based milestones. Management estimated the fair value of the Subordinated Note – Earn-out as at May 11, 2018 of $161. The Subordinated Note - Earn-out was revalued at $181 as at September 30, 2019 and the change in fair value was recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     17

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, loans to related parties, accounts payable and accrued liabilities, May 2019 Loans, Syndicated Loans, Wesley Chapel Loan, Subordinated Note, Subordinated Note – Earn-out, ADG Acquisition-earn-out, leases and derivative financial instruments. The fair values of these financial instruments, except the loans to related parties, May 2019 Loans, Syndicated Loans, Wesley Chapel Loan, Subordinated Note, Subordinated Note – Earn-out, ADG Acquisition-earn-out, and the derivative financial instruments, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000 as of November 14, 2018). The termination date of this arrangement is August 31, 2021.

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract, with a financial institution in order to mitigate interest rate risk under the May 2019 Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000 as at July 31, 2019) with (i) a cap rate of 3.00% (LIBOR) per annum and a termination date of July 31, 2022, and (ii) a floor rate of 1.86% (LIBOR) per annum and a termination date of January 31, 2021.

Financial assets measured at amortized cost include cash, accounts receivable and loans to related parties. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, May 2019 Loans, Syndicated Loans, Wesley Chapel Loan and Subordinated Note. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the Subordinated Note – Earn-out and ADG Acquisition-earn-out, as financial liabilities at fair value through profit or loss.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. There have been no significant changes to those risks impacting the Company since December 31, 2018, nor has there been a significant change in the composition of its financial instruments since December 31, 2018, except for the May 2019 Loans and the ADG Acquisition earn-out, which mainly relate to the ADG Acquisitions in May 2019.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit related to facilities leases of approximately $181.

Share Information

As of the date of this MD&A, we have 69,240,272 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 4,113,268 common shares, or approximately 5.94% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

In addition, if all of the restricted share units (“RSUs”) that have been issued and are outstanding pursuant to the RSU plan of the Company were to be exercised, including RSUs that are not yet exercisable, we would be required to issue up to an additional 938,156 common shares, or approximately 1.35% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     18

Further, as of the date of this MD&A, there are 557,013 warrants to purchase common shares which are issued and outstanding. If those warrants were to be exercised, we would be required to issue an additional 557,013 common shares, or approximately 0.80% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s condensed consolidated interim financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

On February 9, 2018, the Company announced that certain senior officers and directors of the Company acquired an aggregate of 532,857 common shares of the Company at $3.50 per share for total cash consideration of $1,865. The shares were acquired pursuant to a previous exercise of a call option by Z Strategies Inc., a corporation controlled by Riadh Zine, the President and Chief Executive Officer of the Company. The call option was entered into in connection with Akumin US’s acquisition of Preferred Medical Imaging, LLC effective August 9, 2017 at the request of certain selling securityholders of Preferred Medical Imaging, LLC. On February 8, 2018, Akumin US agreed to lend an aggregate of $500 to the Company’s President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Chief Financial Officer and Corporate Secretary in connection with the purchase by such officers of a total of approximately 142,857 common shares under that call option, as nominees of Z Strategies Inc. The principal amount remaining from time to time unpaid and outstanding on such loan shall bear interest at 6% per annum and will be payable on the maturity date, being February 8, 2021. The borrowing officers of the Company have granted a security interest in the common shares purchased by them with the loan proceeds in favour of Akumin Corp. As of September 30, 2019, the balance of the related parties’ loan was $333.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less loss allowances. During the nine-month period ended September 30, 2019 the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     19

Impairment of Goodwill and Long-Lived Assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Income Taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes that a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

Business Combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at fair value of the recognized amounts of the acquiree’s identifiable net assets.

Contractual Allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances, principally for patients covered by managed care and other health plans, and self-pay patients. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government-sponsored healthcare programs and insurance companies for such services.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     20

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 28, 2019 for its fiscal year ended December 31, 2018, which is available on SEDAR at www.sedar.com.

In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company’s shares are listed for trading on the Toronto Stock Exchange under the symbols “AKU.U” and “AKU”.

AKUMIN INC    |    Management’s Discussion and Analysis    |    Q3 2019     21